UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of December

Commission File Number: 001-39822

Pharming Group N.V.
(Exact Name of Registrant as Specified in Its Charter)

Darwinweg 24
2333 CR Leiden
The Netherlands
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Furnished as Exhibit 99.1 and Exhibit 99.2 to this Report on Form 6-K is a press release and an offer announcement of Pharming Group N.V., or the Company, dated December 15, 2024.

EXHIBIT INDEX

Exhibit No.	Description

99.1	Pharming announces public cash offer to the shareholders of Abliva AB
99.2	Pharming announces a recommended cash offer of SEK 0.45 per share to the shareholders of Abliva

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Pharming Group N.V.

By:	/s/ Sijmen de Vries

	Name:	Sijmen de Vries
	Title:	CEO

Date: December 15, 2024

Exhibit 99.1
Pharming announces public cash offer to the shareholders of Abliva AB
Proposed acquisition strengthens Pharming’s late-stage pipeline with a potential first-in-disease asset
Abliva’s lead product KL1333 is currently in a pivotal clinical trial, with a positive interim analysis achieved, in mitochondrial DNA-driven primary mitochondrial diseases
Total transaction value of approximately US$66.1 million
No external funding required to fund acquisition and KL1333 development costs
Pharming to host a conference call on Monday, December 16, 2024 at 14:00 CET (8:00 am EST)

Leiden, the Netherlands, December 15, 2024: Pharming Group N.V. (“Pharming” or “the Company”) (Euronext Amsterdam: PHARM / Nasdaq: PHAR) today announced a recommended public cash offer to the shareholders of Abliva AB (“Abliva”) to acquire all issued and outstanding shares of Abliva. Pharming, through its wholly-owned subsidiary Pharming Technologies B.V., offers the shareholders SEK 0.45 in cash per share in Abliva. The transaction is valued at approximately US$66.1 million.

Abliva is a biotechnology company, based in Lund, Sweden, focused on developing medicines for the treatment of mitochondrial disease. Abliva’s lead product, KL1333, a regulator of the essential co-enzymes NAD⁺ and NADH, is in a pivotal clinical study (FALCON) in adult patients with genetically confirmed primary mitochondrial disease (PMD) with mitochondrial DNA (mtDNA) mutations who experience consistent, debilitating fatigue and muscle weakness (myopathy), and reduced life expectancy. Over 30,000 patients diagnosed with mtDNA mitochondrial disease would be potentially addressable by KL1333 in the U.S., EU4 (France, Germany, Italy, Spain) and the UK. KL1333 has shown positive clinical effects in a proof-of-concept Phase 1b study, and a pre-planned interim analysis of the ongoing pivotal FALCON trial demonstrated promising differences over placebo in both alternate primary efficacy endpoints. KL1333 has received Fast Track designation in the U.S. and Orphan Drug Designation for the treatment of PMD in the U.S. and EU.

Sijmen de Vries, Chief Executive Officer of Pharming, said:
“Abliva has made exciting progress developing KL1333, a potential first-in-disease treatment undergoing a pivotal clinical trial that offers new hope to patients with rare mtDNA mitochondrial disease who experience debilitating fatigue and muscle weakness. With over 30,000 addressable patients in the U.S., EU4 and UK, we are excited about the potential of this asset, which achieved a positive interim analysis in the registration trial in July 2024. We believe KL1333 has blockbuster potential in the U.S. alone and can significantly change Pharming’s future growth trajectory. We will fund this acquisition using existing cash, and anticipate covering costs to complete the pivotal trial with positive cash flows from our existing business. The acquisition of Abliva would further strengthen our clinical pipeline with the addition of a therapy, with U.S. launch expected in 2028, aligning with our vision to become a leading global rare disease company. We are pleased that Abliva’s independent Board of Directors and major shareholders recognize the expertise and value Pharming brings to the development and eventual commercialization of KL1333, and unanimously support this transaction. We look forward to welcoming the Abliva team with their strong expertise in mitochondrial research and drug development and to combining with our resources, capabilities and commercial infrastructure to bring this groundbreaking and important medicine to patients and their healthcare providers.”

Transaction highlights
Today at 19:45 CET, Pharming announced a recommended cash offer to the shareholders of Abliva AB. Hereby Pharming, through a wholly owned subsidiary, has offered SEK 0.45 in cash for each outstanding share of Abliva (the ''Offer''). The total value of the Offer based on all outstanding 1,611,884,536 shares in Abliva amounts to approximately SEK 725,348,041, or approximately US$66.1 million. The Board of Directors of Abliva unanimously recommends the shareholders of Abliva to accept the Offer. The Board of Directors of Abliva has obtained a fairness opinion from PwC, according to which, based on the assumptions and reservations stated in the opinion, the Offer is fair to Abliva’s shareholders from a financial perspective. Pharming has obtained acceptance undertakings from the three largest shareholders, accounting for 49.82% of Abliva's outstanding shares. The Offer is subject to customary regulatory approvals, and Pharming expects to obtain such approvals prior to the end of the acceptance period. Pharming Group N.V. has cash on hand to finance the Offer in full.

The acceptance period in the offer is expected to commence on or around January 16, 2025 and to expire on or around February 7, 2025. For information in relation to the Offer, please refer to www.raredisease-offer.com. An offer document will be made public by Pharming shortly before the commencement of the acceptance period.

Van Lanschot Kempen N.V. is sole financial advisor and NautaDutilh N.V. and Mannheimer Swartling Advokatbyrå are legal advisors to Pharming in connection with the Offer.

Invitation to conference call
Pharming to host a conference call on Monday, December 16, 2024, at 14:00 CET (8:00 am EST). The conference call presentation is available on the pharming.com website from 14:00 CET on December 16, 2024.

A transcript will be made available on the pharming.com website in the days following the call.
To participate in the conference call, please register in advance using the link below. Once registered, dial-in information and a unique PIN will be provided, allowing access to the call.

Conference call dial-in details:
Please note, the Company will only take questions from dial-in attendees.
https://register.vevent.com/register/BIfcd1fd2bdf0e443cbf6192dc063763ad

Webcast Link:
https://edge.media-server.com/mmc/p/2hfpccyi

For further public information, contact:
Pharming Group, Leiden, the Netherlands
Michael Levitan, VP Investor Relations & Corporate Communications
T: +1 (908) 705 1696
E: investor@pharming.com

FTI Consulting, London, UK
Victoria Foster Mitchell/Alex Shaw/Amy Byrne

T: +44 203 727 1000

LifeSpring Life Sciences Communication, Amsterdam, the Netherlands
Leon Melens
T: +31 6 53 81 64 27
E: pharming@lifespring.nl

Abliva investors
Leo Wei
T: +46 (0)709 910 081
E: pharming@fogelpartners.se

About KL1333
KL1333 has been designed to treat chronic fatigue and myopathy (muscle weakness) in genetically confirmed adult patients with primary mitochondrial disease. Diagnoses can include MELAS-MIDD and KSS-CPEO spectrum disorders as well as MERRF syndrome. The drug candidate is intended for long-term oral treatment. KL1333 has the ability to restore the ratio of NAD+ and NADH, and thus leads to the formation of new mitochondria and improved energy levels. In a cohort of mitochondrial disease patients in a Phase 1a/b study, the patients who received KL1333 showed both improvements in symptoms of fatigue as well as functional improvements. KL1333 is currently being evaluated in a global, potentially registrational, Phase 2 study (the FALCON study) and has received orphan drug designation in both the USA and Europe as well as Fast Track designation in the USA.

About the FALCON Study
FALCON is a Phase 2, global, randomized, placebo-controlled, potentially registrational study evaluating the safety and efficacy of KL1333 in adult patients with primary mitochondrial disease who experience consistent, debilitating fatigue and myopathy (muscle weakness), the most common and impairing symptoms. A total of 180 patients with mitochondrial DNA mutations who meet the eligibility criteria are randomized 3:2 to receive KL1333 (50mg-100mg) or placebo twice daily for 48 weeks. The two alternative primary endpoints assess consistent fatigue (using the PROMIS® Fatigue Mitochondrial Disease Short Form) and myopathy (using the 30 second Sit-to-Stand test), only one of which must be positive to file for marketing approval. An interim analysis evaluating 24-week data from the first wave of patients confirmed the strong safety profile of KL1333, and both primary endpoints passed futility, meaning that both have the potential to demonstrate benefit in the final analysis of the study.
About Abliva AB
Abliva discovers and develops medicines for the treatment of mitochondrial disease. This rare and often very severe disease occurs when the cell’s energy provider, the mitochondria, do not function properly. The company has prioritized two projects. KL1333, a powerful regulator of the essential co-enzymes NAD⁺ and NADH, has entered late-stage development. NV354, an energy replacement therapy, has completed preclinical development. Abliva, based in Lund, Sweden, is listed on Nasdaq Stockholm, Sweden (ticker: ABLI). For more information, please visit www.abliva.com.

About Pharming Group N.V.
Pharming Group N.V. (EURONEXT Amsterdam: PHARM/Nasdaq: PHAR) is a global biopharmaceutical company dedicated to transforming the lives of patients with rare, debilitating, and life-threatening diseases. Pharming is commercializing and developing an innovative portfolio of protein replacement therapies and precision medicines, including small molecules and biologics. Pharming is headquartered in Leiden, the Netherlands, and has employees around the globe who serve patients in over 30 markets in North America, Europe, the Middle East, Africa, and Asia-Pacific.

For more information, visit www.pharming.com and find us on LinkedIn.

Forward-looking Statements
This press release may contain forward-looking statements. Forward-looking statements are statements of future expectations that are based on management’s current expectations and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance, or events to differ materially from those expressed or implied in these statements. These forward-looking statements are identified by their use of terms and phrases such as “aim”, “ambition”, ‘‘anticipate’’, ‘‘believe’’, ‘‘could’’, ‘‘estimate’’, ‘‘expect’’, ‘‘goals’’, ‘‘intend’’, ‘‘may’’, “milestones”, ‘‘objectives’’, ‘‘outlook’’, ‘‘plan’’, ‘‘probably’’, ‘‘project’’, ‘‘risks’’, “schedule”, ‘‘seek’’, ‘‘should’’, ‘‘target’’, ‘‘will’’ and similar terms and phrases. Examples of forward-looking statements may include statements with respect to timing and progress of Pharming's preclinical studies and clinical trials of its product candidates, Pharming's clinical and commercial prospects, and Pharming's expectations regarding its projected working capital requirements and cash resources, which statements are subject to a number of risks, uncertainties and assumptions, including, but not limited to the scope, progress and expansion of Pharming's clinical trials and ramifications for the cost thereof; and clinical, scientific, regulatory, commercial, competitive and technical developments. In light of these risks and uncertainties, and other risks and uncertainties that are described in Pharming's 2023 Annual Report and the Annual Report on Form 20-F for the year ended December 31, 2023, filed with the U.S. Securities and Exchange Commission, the events and circumstances discussed in such forward-looking statements may not occur, and Pharming's actual results could differ materially and adversely from those anticipated or implied thereby. All forward-looking statements contained in this press release are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Readers should not place undue reliance on forward-looking statements. Any forward-looking statements speak only as of the date of this press release and are based on information available to Pharming as of the date of this release. Pharming does not undertake any obligation to publicly update or revise any forward-looking statement as a result of new information, future events or other information.

Inside Information
This press release relates to the disclosure of information that qualifies, or may have qualified, as inside information within the meaning of Article 7(1) of the EU Market Abuse Regulation.

Exhibit 99.2
This announcement is not an offer, whether directly or indirectly, in Australia, Canada, Hong Kong, Japan, New Zealand or South Africa or in any other jurisdiction where such offer pursuant to legislation and regulations in such relevant jurisdiction would be prohibited by applicable law. Shareholders not resident in Sweden who wish to accept the Offer (as defined below) must make inquiries concerning applicable legislation and possible tax consequences. Shareholders should refer to the offer restrictions included in the section titled “Important information” at the end of this announcement and in the offer document which will be published shortly before the beginning of the acceptance period for the Offer. Shareholders in the United States should also refer to the section titled “Special notice to shareholders in the United States” at the end of this announcement.

Pharming announces a recommended cash offer of SEK 0.45 per share to the shareholders of Abliva

December 15, 2024

Pharming Technologies B.V. (“Pharming”), a wholly owned subsidiary of Pharming Group N.V. (together with its direct and indirect subsidiaries, “Pharming Group”), announces a recommended cash offer to the shareholders of Abliva AB (publ) (“Abliva”) to tender all their shares in Abliva to Pharming at a price of SEK 0.45 per share (the “Offer”). The shares in Abliva are admitted to trading on Nasdaq Stockholm, Small Cap.

Summary

◦Pharming offers the shareholders SEK 0.45 in cash per share in Abliva (the “Offer Price”). The total value of the Offer based on all outstanding 1,611,884,536 shares in Abliva amounts to approximately SEK 725,348,041.

◦The Offer Price represents a premium of:
▪approximately 227 percent compared to the closing price of SEK 0.14 per Abliva share on Nasdaq Stockholm on December 13, 2024, which was the last trading day prior to the announcement of the Offer;
▪approximately 214 percent compared to the volume-weighted average price of SEK 0.14 per Abliva share on Nasdaq Stockholm during the last 30 trading days prior to the announcement of the Offer; and
▪approximately 175 percent compared to the volume-weighted average price of SEK 0.16 per Abliva share on Nasdaq Stockholm during the last 90 trading days prior to the announcement of the Offer.

◦The Board of Directors of Abliva unanimously recommends that Abliva’s shareholders accept the Offer.1 Abliva has obtained a fairness opinion from Öhrlings Pricewate
1 Board member Roger Franklin has not participated, and will not participate, in handling of or decisions concerning the Offer. For further information, see section “Certain related party issues, etc.”.

rhouseCoopers AB (“PwC”), according to which the Offer is fair to the Abliva shareholders from a financial perspective.

◦Hadean Ventures (through the entities HVentures Capital I AB and Hadean Capital I AS), Oslo Pensjonsforsikring AS, and IP Group Plc, holding in aggregate approximately 49.82 percent of the total number of shares and votes in Abliva, have undertaken to accept the Offer, subject to certain conditions.

◦The Offer is not subject to any financing condition. The consideration payable in respect of the Offer is financed in full by funds available to Pharming by way of a binding unconditional funding commitment letter issued by Pharming Group N.V. to Pharming. Pharming Group N.V. has cash on hand to finance the Offer in full.

◦The acceptance period is expected to commence on or around January 16, 2025, and expire on or around February 7, 2025.

Background and reasons for the Offer
Abliva discovers and develops medicines for the treatment of mitochondrial disease. This rare and often very severe disease occurs when the cell’s energy provider, the mitochondria, do not function properly. Abliva’s portfolio includes projects at different stages and ranges from early discovery phase to clinical phase.

Pharming Group N.V., a global biopharmaceutical company commercializing and developing innovative protein replacement therapies and precision medicines for patients with rare diseases, through its wholly owned subsidiary Pharming, announces this Offer to acquire all shares in Abliva. This transaction aligns with Pharming Group’s vision to become a leading global rare disease company of choice for patients and partners with a specific focus on transformative medicines in rare diseases, serving unserved rare disease patients. By integrating Abliva’s advanced project – KL1333, a powerful regulator of essential co-enzymes NAD+ and NADH in late-stage development – Pharming Group aims to accelerate the availability of this promising treatment. The combined expertise and resources will enhance its development pipeline, offering new hope to patients suffering from primary mitochondrial diseases. This strategic move underscores Pharming Group’s commitment to addressing unmet medical needs in rare diseases through innovative solutions.

Pharming Group places great value on Abliva’s management and employees. Pharming Group’s plans for the future business and general strategy of Abliva do not currently include any material changes. There are currently no decisions on any changes that may impact Abliva’s employees and management, including their terms of employment, Abliva’s organization or operational sites.

The Offer
Pharming offers SEK 0.45 in cash for each share issued by Abliva. If Abliva pays dividends or makes any other distributions to the shareholders, for which the record date occurs prior to the settlement of the

Offer, or issues new shares (or takes any similar corporate action) resulting in a reduction of the value per share in Abliva prior to the settlement of the Offer, the Offer Price will be reduced correspondingly. Pharming reserves the right to determine whether this price adjustment mechanism or condition 5 to the completion of the Offer (see below) shall be invoked.

The total value of the Offer based on all outstanding 1,611,884,536 shares in Abliva amounts to approximately SEK 725,348,041.

No commission will be charged in respect of the settlement of the Abliva shares tendered to Pharming under the Offer.

The Offer does not include warrants issued by Abliva to employees and members of Abliva’s Board of Directors as part of incentive programs. Pharming will offer the holders of such warrants a fair treatment in connection with the Offer.

The Offer Price represents a premium of:
•approximately 227 percent compared to the closing price of SEK 0.14 per Abliva share on Nasdaq Stockholm on December 13, 2024, which was the last trading day prior to the announcement of the Offer;
•approximately 214 percent compared to the volume-weighted average price of SEK 0.14 per Abliva share on Nasdaq Stockholm during the last 30 trading days prior to the announcement of the Offer; and
•approximately 175 percent compared to the volume-weighted average price of SEK 0.16 per Abliva share on Nasdaq Stockholm during the last 90 trading days prior to the announcement of the Offer.

Neither Pharming nor any party closely related to Pharming holds any Abliva shares or any financial instruments that give a financial exposure to Abliva shares at the time of this announcement, nor has Pharming or any party closely related to Pharming acquired or agreed to acquire any Abliva shares or any financial instruments that give a financial exposure to Abliva shares during the six months preceding the announcement of the Offer. For further information about undertakings by larger shareholders to accept the Offer, please see “Undertakings to accept the Offer” below.

Pharming may acquire, or enter into arrangements to acquire, shares in Abliva (or any securities in Abliva that are convertible into, exchangeable for or exercisable for such shares) outside the Offer. Any acquisitions made or arranged will be in accordance with Swedish law and Nasdaq Stockholm’s Takeover Rules (the “Takeover Rules”) and will be disclosed in accordance with applicable rules.

Certain related party issues, etc.
Roger Franklin, member of Abliva’s Board of Directors, is a partner at Hadean Ventures. As a result of Hadean Ventures having undertaken, subject to certain conditions, to accept the Offer, Roger Franklin has not participated, and will not participate, in Abliva’s Board of Directors’ handling of or decisions concerning the Offer. For more information about the undertakings, please see “Undertakings to accept the Offer” below.

Recommendation from the Board of Directors of Abliva and fairness opinion from PwC
The Board of Directors of Abliva unanimously recommends the shareholders of Abliva to accept the Offer.2 The Board has obtained a fairness opinion from PwC, according to which, based on the assumptions and reservations stated in the opinion, the Offer is fair to Abliva’s shareholders from a financial perspective.

Undertakings to accept the Offer
Pharming has received undertakings to accept the Offer from the following shareholders of Abliva (the “Undertakings”):
•Hadean Ventures, whose total ownership amounts to 410,557,346 shares, corresponding to approximately 25.47 percent of the total number of shares and votes in Abliva;
•Oslo Pensjonsforsikring AS, whose total ownership amounts to 239,374,999 shares, corresponding to approximately 14.85 percent of the total number of shares and votes in Abliva; and
•IP Group Plc whose total ownership amounts to 153,153,412 shares, corresponding to approximately 9.50 percent of the total number of shares and votes in Abliva.

In aggregate, 803,085,757 shares in Abliva are subject to the Undertakings, representing approximately 49.82 percent of the total number of shares and votes in Abliva.

The Undertakings will terminate automatically if a Competing Offer (as defined below) is announced, unless Pharming within ten (10) Swedish business days of such Competing Offer being announced, announces an increase of the Offer so that the increased offer price per share under the Offer matches or exceeds the offer price per share under such Competing Offer (the “Right to Match”), in which case the Undertakings will continue to apply. A “Competing Offer” means any public offer or any revised public offer for all outstanding shares in Abliva by a third party if the offer price per share under such offer or, as the case may be, revised offer, exceeds the offer price per share under the Offer or, as the case may be, any revision of the Offer, by more than eight (8) percent (the “Eight Percent Hurdle”), in each case provided such offer is announced not later than ten (10) Swedish business days prior to the expiry of the acceptance period of the Offer (or, in the event of any extensions thereof, not later than ten (10) Swedish business days prior to the expiry of any such extension). The Eight Percent Hurdle and the Right to Match will apply to each and every Competing Offer and each and every increase of the offer price under any Competing Offer. The Undertakings will terminate automatically if the Offer is not declared unconditional on or before April 30, 2025, or the Offer is withdrawn or lapses (for whatever reason).

Conditions for completion of the Offer
2 Board member Roger Franklin has not participated, and will not participate, in handling of or decisions concerning the Offer. For further information, see section “Certain related party issues, etc.”.

Completion of the Offer is conditional upon:

1.the Offer being accepted to such an extent that Pharming becomes the owner of shares in Abliva representing more than 90 percent of the total number of shares in Abliva (on a fully diluted basis);

2.with respect to the Offer and the acquisition of Abliva, receipt of all necessary regulatory, governmental or similar clearances, approvals and decisions, including from competition and foreign direct investment authorities, in each case on terms which, in Pharming’s opinion, are acceptable;

3.no circumstances having occurred which would have a material adverse effect or could reasonably be expected to have a material adverse effect on Abliva’s financial position or operation, including Abliva’s sales, results, liquidity, equity ratio, equity or assets;

4.neither the Offer nor the acquisition of Abliva being rendered wholly or partially impossible or significantly impeded as a result of legislation or other regulation, any decision of court or public authority, or any similar circumstance, which is actual or can reasonably be anticipated, and which Pharming could not reasonably have foreseen at the time of the announcement of the Offer;

5.Abliva not taking any action that is likely to impair the prerequisites for making or completing the Offer;

6.no information made public by Abliva or disclosed by Abliva to Pharming being inaccurate, incomplete or misleading, and Abliva having made public all information which should have been made public; and
7.no other party announcing an offer to acquire shares in Abliva on terms more favorable to the shareholders of Abliva than the Offer.

Pharming reserves the right to withdraw the Offer in the event that it becomes clear that any of the above conditions is not satisfied or cannot be satisfied. With regard to conditions 2 through 7 as set out above, however, such withdrawal will only be made if the non-satisfaction is of material importance to Pharming’s acquisition of shares in Abliva or if otherwise approved by the Swedish Securities Council (Sw. Aktiemarknadsnämnden).

Pharming reserves the right to waive, in whole or in part, one, several or all of the conditions 1 through 7 as set out above, including with respect to condition 1 above, to complete the Offer at a lower level of acceptance.

Financing of the Offer
The Offer is not subject to any financing condition. The consideration payable in respect of the Offer is financed in full by funds available to Pharming by way of a binding unconditional funding commitment letter issued by Pharming Group N.V. to Pharming. Pharming Group N.V. has cash on hand to finance the Offer in full.

Due diligence
Pharming has, in connection with the preparations of the Offer, conducted a customary confirmatory due diligence review of Abliva. Abliva has informed Pharming that no inside information (as defined in Article 7 of the EU Market Abuse Regulation) has been disclosed to Pharming during the due diligence review.

Indicative timetable
The acceptance period of the Offer is expected to commence on or around January 16, 2025, and expire on or around February 7, 2025. An offer document regarding the Offer is expected to be made public shortly before the commencement of the acceptance period. Assuming that the Offer is declared unconditional no later than on or around February 11, 2025, settlement is expected to begin on or around February 14, 2025.

Pharming reserves the right to extend the acceptance period of the Offer, one or several times, as well as to postpone the settlement date. Notice of any such extension and/or postponement will be announced by Pharming through a press release in accordance with applicable laws and regulations.

The acquisition of Abliva will be filed with the relevant foreign direct investment authorities. Relevant approvals are expected prior to the expiry of the acceptance period.

Compulsory acquisition procedure and delisting
If Pharming becomes the owner of more than 90 percent of the shares in Abliva, Pharming intends to commence compulsory acquisition proceedings under the Swedish Companies Act (Sw. aktiebolagslagen (2005:551)) to acquire all remaining shares in Abliva. In connection therewith, Pharming will act in furtherance of a delisting of Abliva’s shares from Nasdaq Stockholm.

Brief description of Pharming and Pharming Group N.V.
Pharming Technologies B.V., reg. no. 28078995, is a private limited liability company (besloten vennootschap) incorporated under the laws of the Netherlands with its registered office at Darwinweg 24, 2333 CR, Leiden, the Netherlands. Pharming is a wholly owned subsidiary of Pharming Group N.V.

Pharming Group N.V. (EURONEXT Amsterdam: PHARM/Nasdaq: PHAR) is a global biopharmaceutical company dedicated to transforming the lives of patients with rare, debilitating, and life-threatening diseases. Pharming Group N.V. is commercializing and developing an innovative portfolio of protein replacement therapies and precision medicines, including small molecules and biologics. Pharming Group N.V. is headquartered in Leiden, the Netherlands, and has employees around the globe who serve patients in over 30 markets in North America, Europe, the Middle East, Africa, and Asia-Pacific. For more information, visit www.pharming.com.

Brief description of Abliva
Abliva discovers and develops medicines for the treatment of mitochondrial disease. This rare and often very severe disease occurs when the cell’s energy provider, the mitochondria, do not function properly. The company has prioritized two projects: KL1333, a powerful regulator of the essential co-enzymes NAD⁺ and NADH, which has entered late-stage development; and NV354, an energy replacement therapy, has completed preclinical development. Abliva is based in Lund, Sweden, and its shares are admitted to trading on Nasdaq Stockholm, Sweden (ticker: ABLI). For more information, visit www.abliva.com.

Governing law and disputes
The Offer, as well as the agreements entered into between Pharming and Abliva’s shareholders as a result of the Offer, shall be governed by and construed in accordance with substantive Swedish law. Any dispute regarding the Offer, or which arises in connection therewith, shall be exclusively settled by Swedish courts, and the Stockholm District Court (Sw. Stockholms tingsrätt) shall be the court of first instance.

The Takeover Rules and the Swedish Securities Council’s rulings and statements on the interpretation and application of the Takeover Rules are applicable to the Offer. Pharming has, in accordance with the Swedish Takeover Act (Sw. lag (2006:451) om offentliga uppköpserbjudanden på aktiemarknaden), on December 9, 2024, contractually undertaken towards Nasdaq Stockholm to fully comply with aforementioned rules, rulings and statements and to submit to any sanctions that may be imposed on Pharming by Nasdaq Stockholm in the event of a breach of the Takeover Rules. On December 15, 2024, Pharming informed the Swedish Financial Supervisory Authority (Sw. Finansinspektionen) of the Offer and the abovementioned undertakings towards Nasdaq Stockholm.

Advisors
Van Lanschot Kempen N.V. is sole financial advisor and NautaDutilh N.V. and Mannheimer Swartling Advokatbyrå are legal advisors to Pharming in connection with the Offer.

Information about the Offer
Information regarding the Offer is made available at: www.raredisease-offer.com

For enquiries, please contact:
Pharming Group, Leiden, the Netherlands
Michael Levitan, VP Investor Relations & Corporate Communications
T: +1 (908) 705 1696
E: investor@pharming.com

FTI Consulting, London, UK
Victoria Foster Mitchell/Alex Shaw/Amy Byrne
T: +44 203 727 1000

LifeSpring Life Sciences Communication, Amsterdam, the Netherlands
Leon Melens
T: +31 6 53 81 64 27
E: pharming@lifespring.nl

Abliva investors
Leo Wei
T: +46 (0)709 910 081
E: pharming@fogelpartners.se
--------
Pharming discloses the information provided herein pursuant to the Takeover Rules. The information was submitted for publication on December 15, 2024, 19:45 CET.

This press release relates to the disclosure of information that qualifies, or may have qualified, as inside information within the meaning of Article 7(1) of the EU Market Abuse Regulation.

Important information

This press release has been published in Swedish and English. In the event of any discrepancy in content between the two language versions, the Swedish version shall prevail.

The Offer is not being made, directly or indirectly, in or into Australia, Canada, Hong Kong, Japan, New Zealand or South Africa by use of mail or any other communication means or instrumentality (including, without limitation, facsimile transmission, electronic mail, telex, telephone and the Internet) of interstate or foreign commerce, or of any facility of national securities exchange or other trading venue, of Australia, Canada, Hong Kong, Japan, New Zealand or South Africa, and the Offer cannot be accepted by any such use or by such means, instrumentality or facility of, in or from, Australia, Canada, Hong Kong, Japan, New Zealand or South Africa. Accordingly, this press release or any documentation relating to the Offer are not being and should not be sent, mailed or otherwise distributed or forwarded in or into Australia, Canada, Hong Kong, Japan, New Zealand or South Africa.

This press release is not being, and must not be, sent to shareholders with registered addresses in Australia, Canada, Hong Kong, Japan, New Zealand or South Africa. Banks, brokers, dealers and other nominees holding shares for persons in Australia, Canada, Hong Kong, Japan, New Zealand or South Africa must not forward this press release or any other document received in connection with the Offer to such persons.

The Offer, the information and documents contained in this press release are not being made and have not been approved by an authorized person for the purposes of section 21 of the UK Financial Services and Markets Act 2000 (the “FSMA”). Accordingly, the information and documents contained in this press release are not being distributed to, and must not be passed on to, the general public in the United Kingdom. The communication of the information and documents contained in this press release is exempt from the restriction on financial promotions under section 21 of the FSMA on the basis that it is a communication by or on behalf of a body corporate which relates to a transaction to acquire day to day control of the affairs of a body corporate; or to acquire 50 percent or more of the voting shares in a body corporate, within article 62 of the UK Financial Services and Markets Act 2000 (Financial Promotion) Order 2005.

Statements in this press release relating to future status or circumstances, including statements regarding future performance, growth and other trend projections and other benefits of the Offer, are forward-looking statements. These statements may generally, but not always, be identified by the use of words such as “anticipates”, “intends”, “expects”, “believes”, or similar expressions. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There can be no assurance that actual results will not differ materially from those expressed or implied by these forward-looking statements due to many factors, many of which are outside the control of Pharming. Any such forward-looking statements speak only as of the date on which they are made and Pharming has no obligation (and undertakes no such obligation) to update or revise any of them, whether as a result of new information, future events or otherwise, except for in accordance with applicable laws and regulations.

Special notice to shareholders in the United States

The Offer described in this press release is made for the issued and outstanding shares of Abliva, a company incorporated under Swedish law, and is subject to Swedish disclosure and procedural requirements, which may be different from those of the United States. The Offer is made in the United States pursuant to Section 14(e) of the U.S. Securities Exchange Act of 1934, as amended (the “U.S. Exchange Act”) and Regulation 14E thereunder, to the extent applicable, and otherwise in compliance with the disclosure and procedural requirements of Swedish law, including with respect to withdrawal rights, the Offer timetable, notices of extensions, announcements of results, settlement procedures (including as regards to the time when payment of the consideration is rendered) and waivers of conditions, which may be different from requirements or customary practices in relation to U.S. domestic tender offers. Holders of the shares of Abliva domiciled in the United States (the “U.S. Holders”) are encouraged to consult with their own advisors regarding the Offer.

Abliva’s financial statements and all financial information included herein, or any other documents relating to the Offer, have been or will be prepared in accordance with IFRS and may not be comparable to the financial statements or financial information of companies in the United States or other companies whose financial statements are prepared in accordance with U.S. generally accepted accounting principles. The Offer is made to the U.S. Holders on the same terms and conditions as those made to all other shareholders of Abliva to whom an offer is made. Any information documents, including the offer document, are being disseminated to U.S. Holders on a basis comparable to the method pursuant to which such documents are provided to Abliva’s other shareholders.

The Offer, which is subject to Swedish law, is being made to the U.S. Holders in accordance with the applicable U.S. securities laws and applicable exemptions thereunder. To the extent the Offer is subject to U.S. securities laws, those laws only apply to U.S. Holders and thus will not give rise to claims on the part of any other person. The U.S. Holders should consider that the price for the Offer is being paid in SEK and that no adjustment will be made based on any changes in the exchange rate.

It may be difficult for Abliva’s shareholders to enforce their rights and any claims they may have arising under the U.S. federal or state securities laws in connection with the Offer, since Abliva and Pharming are headquartered in countries other than the United States, and some or all of their officers and directors may be residents of countries other than the United States. Abliva’s shareholders may not be able to sue Abliva or Pharming or their respective officers or directors in a non-U.S. court for violations of U.S. securities laws. Further, it may be difficult to compel Abliva and/or its or Pharming’s respective affiliates to subject themselves to the jurisdiction or judgment of a U.S. court.

To the extent permissible under applicable law, rules or regulations, Pharming and its affiliates or its brokers and its brokers’ affiliates (acting as agents for Pharming or its affiliates, as applicable) may from time to time and during the pendency of the Offer, and other than pursuant to the Offer, directly or indirectly purchase or arrange to purchase shares of Abliva outside the United States, or any securities that are convertible into, exchangeable for or exercisable for such shares. These purchases may occur either in the open market at prevailing prices or in private transactions at negotiated prices, and information about such purchases will be disclosed by means of a press release or other means reasonably calculated to inform U.S. Holders of such information, to the extent required by applicable law, rules or regulations. In addition, the financial advisors to Pharming may also engage in ordinary course trading activities in securities of Abliva, which may include purchases or arrangements to purchase such securities as long as such purchases or arrangements are in compliance with the applicable law. Any information about such purchases will be announced in Swedish and in a non-binding English translation available to the U.S. Holders through relevant electronic media if, and to the extent, such announcement is required under applicable Swedish or U.S. law, rules or regulations.

The receipt of cash pursuant to the Offer by a U.S. Holder may be a taxable transaction for U.S. federal income tax purposes and under applicable U.S. state and local, as well as foreign and other, tax laws. Each shareholder is urged to consult an independent professional adviser regarding the tax consequences of accepting the Offer. Neither Pharming nor any of its affiliates and their respective directors, officers, employees or agents or any other person acting on their behalf in connection with the Offer shall be responsible for any tax effects or liabilities resulting from acceptance of this Offer.

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